September 12, 2006
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Agence nationale d’encadrement du secteur financier
Office of the Administrator of the Securities Act, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Toronto Stock Exchange
Trizec Canada Inc.
Report of Voting Results
In accordance with Section 11.3 of National Instrument 51-102 — Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the special meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Trizec Canada Inc. (the “Corporation”) held on September 12, 2006. At the Meeting, the Shareholders were asked to consider one special matter.
The special matter voted upon at the Meeting and the results of the voting were as follows:

Item 1:	Approval of the agreement and plan of merger and arrangement agreement with affiliates of Brookfield Properties Corporation (“Brookfield”) and the arrangement under Section 192 of the Canada Business Corporations Act with an affiliate of Brookfield (the “Special Resolution”)
By way of ballot, the Special Resolution was approved. The total votes cast by all Shareholders present in person or by proxy were as follows:

	Total Votes	Percentage of Votes Cast
Votes in Favour	84,025,469	99.68%
Votes Against	262,527	0.31%
Votes Abstaining	6,936	0.01%

Total Votes Cast	84,294,932	100.0%
Item 2: Any other business
There was no other business.

TRIZEC CANADA INC.
By:	/s/ Colin J. Chapin
Colin J. Chapin
Senior Vice President, Chief Financial Officer and Corporate Secretary